Writer’s Direct Number	Writer’s E-mail Address
212.756.2376	Eleazer.Klein@srz.com

May 9, 2019

VIA E-MAIL AND EDGAR

Nicholas P. Panos Senior Special Counsel, Office of Mergers and Acquisitions Division of Corporate Finance U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549
Re:	HomeStreet, Inc. PREC14A filed by Roaring Blue Lion Capital Management, L.P., et al. Filed May 7, 2019 File No. 001-35424

Dear Mr. Panos:

On behalf of Roaring Blue Lion Capital Management, L.P. and its affiliates (collectively, “Blue Lion”) and the other filing persons (together with Blue Lion, the “Filing Persons”) we are responding to your letter dated May 8, 2019 (the “SEC Comment Letter”) in connection with the preliminary proxy statement on Schedule 14A filed on May 7, 2019 (the “Preliminary Proxy Statement”) with respect to HomeStreet, Inc. (“HomeStreet” or the “Company”). We have reviewed the comments of the staff (the “Staff”) of the Securities and Exchange Commission and respond below. For your convenience, the comments are restated below in italics, with our responses following.

Concurrently with this letter, the Filing Persons are filing a revised preliminary proxy statement on Schedule 14A (the “Revised Preliminary Proxy Statement”). The Revised Preliminary Proxy Statement reflects revisions made in response to the comments of the Staff in the SEC Comment Letter, as well as other updating changes. Capitalized terms used but not defined herein have the meaning ascribed to such terms in the Revised Preliminary Proxy Statement.

Schedule 14A

1. Please confirm that the “Excluded Company Nominees” have yet to be determined, and when the identity of the individuals are known, that the brackets will be removed and replaced with the names of director candidates.

Mr. Panos

May 9, 2019

In response to the Staff’s comment, the Filing Persons confirm that they have not determined which of the Company’s director candidates they will identity as the “Excluded Company Nominees.” The Filing Persons will update the proxy statement and proxy card to include the names of the director candidates when the Excluded Company Nominees are determined, which will be before filing a definitive proxy statement.

2. Please advise us, with a view toward revised disclosure, how the participants have complied with or intend to comply with Rule 14a-4(d)(4)(ii).

In response to the Staff’s comment, the Filing Persons confirm that they have complied with Rule 14a-4(d)(4)(ii). Specifically, given that the Blue Lion intends to solicit proxies in support of only two nominees, such nominees, if elected, will only constitute a minority of a nine-person board of directors following the 2019 annual meeting. Though the Filing Persons believe they have clearly stated throughout the Revised Preliminary Proxy Statement and on the preliminary form of proxy card that it is soliciting votes for (and will vote for) the election of its nominees (Charles W. Griege, Jr. and Ronald K. Tanemura) and the Company’s nominees for election at the Annual Meeting other than the Excluded Company Nominees, the Filing Persons have slightly revised such language throughout the Revised Preliminary Proxy Statement so as to more closely conform to the language of 14a-4(d)(4)(ii).

3. Please revise the statement on page 3 regarding the potential use of discretionary authority so that it conforms to the standards codified at Rule 14a-4(c)(3) given that the meeting date does not appear to have been scheduled as of yet and matters may still become known in advance.

In response to the Staff’s comment, the Filing Persons respectfully direct the Staff to page 3 of the Revised Preliminary Proxy Statement where the bolded text has been added to more closely align with the text of Rule 14a-4(c)(3):

“We are not aware of any other matters to be brought before the Annual Meeting other than as described herein. Should other matters be brought before the Annual Meeting and should such matters be unknown to the Participants a reasonable time before the date of this solicitation, the persons named as proxies in the enclosed BLUE proxy card will vote on such matters in their discretion.”

4. As reflected in Item 7 of Schedule 14A, a registrant, as defined in Rule 14a-1, may have a nomination procedure that it administers and interprets. The disclosure in the proxy statement acknowledges that shareholders of HomeStreet still have a right to nominate directors. Please provide us with the factual foundation to support the assertion that the “Board has used the corporate machinery to try to impede our rights as shareholders.” Refer to Note b. of Rule 14a-9. Alternatively, please remove the implication that the registrant has attempted to prevent the lawful exercise of any of the suggested shareholder rights.

In response to the Staff’s comment, the Filing Persons respectfully note that the Filing Persons believe the Company used minute technicalities to disqualify Blue Lion’s nomination of candidates for election as directors at the Company’s 2018 annual meeting.

Mr. Panos

May 9, 2019

Following that episode, the Company further amended its Amended and Restated Bylaws on July 26, 2018 (the “Bylaws”) to provide for uncommonly expansive advanced notice provisions, which added additional avenues for the Company to find “deficiencies” in a shareholder’s notice letter nominating director candidates or proposing shareholder proposals. The advanced notice provisions in the Bylaws are now undoubtedly onerous. This year, Blue Lion was forced to submit a 666-page nomination notice in order to comply with the advance notice provisions of the Company’s Bylaws, which also included an 81-page questionnaire (which was approximately 30 pages longer than the questionnaire used in connection with the 2018 annual meeting) required to be signed and filled out by each nominee. The questionnaires requested information that was either redundant to the requests made by the Bylaws, or, in the Filing Person’s view, not germane to the Company’s understanding of the qualifications of the nominees, such as a requirement that the nominees disclose any potentially “embarrassing” information, which struck the Filing Persons as vague and invasive. In addition, as disclosed in the Preliminary Proxy Statement, the Filing Persons note that the amended Bylaws include a forum selection clause for Washington state court and that such amendment conveniently followed on the heels of a Washington state court decision handed down in the spring of 2018 that held in favor of the Company to the detriment of Blue Lion. These items in particular we believe to be part and parcel of the Company’s “corporate machinery.” Moreover, the Filing Persons assert that, generally, as a bedrock principle of corporate governance for companies incorporated in the United States, shareholders have a right to vote and also likely have the right to, in fact, nominate directors to public boards, as this right is enshrined in Delaware case law and likely recognized by courts around the country. See, e.g., Hubbard v. Hollywood Park Realty Enters., 1991 WL 3151, at *11, (Del.Ch. Jan.14, 1991). (“The shareholders’ right to vote includes the right to nominate a contesting slate.”) (citing Durkin v. Nat’l Bank of Olyphant, 772 F.2d 55, 59 (3d Cir.1985)); See also Blasius Indus., Inc. v. Atlas Corp., 564 A.2d 651, 659 (Del. Ch. 1988) (finding that the right to vote is “the ideological underpinning upon which the legitimacy of directorial power rests.”); see also Boland v. Engle, 113 F.3d 706, 710 (7th Cir.1997) (noting that “Delaware corporate law is undoubtedly persuasive authority”.); NCR Corp. v. American Tel. & Tel. Co., 761 F. Supp. 475, 499 (S.D. Ohio 1991) (“the decisions of Delaware courts are often persuasive in the field of corporate law”); Weiland v. Illinois Power Co., [1990-1991 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 95,747, at 98,589-90 (C.D. Ill. Sept. 17, 1990) (“Delaware is often recognized as an authority for corporate law”). Therefore, the Filing Persons believe that is wholly credible basis underlying its assertion that actions by a corporation to use onerous bylaw provisions to obstruct or impede a shareholder from nominating is a use of corporate machinery to impede a shareholder’s right to nominate and properly participate in the corporate election process. Nonetheless, we have qualified the statement in the Revised Preliminary Proxy Statement as a belief statement to clearly couch the statement in terms of belief and opinion.

Proposal 1 | Election of Directors, page 9

5. Please provide us with a brief legal analysis in support of the representation that the proxy holders will be authorized to vote for substitute nominees, if needed, given the participants’ earlier characterization of the nominating process and procedures. Please specifically address whether or not any timeframe memorialized in any advance notice bylaw is required to be satisfied and has been or will be satisfied.

In response to the Staff’s comment, the Filing Persons are unaware of any Washington authority that precludes a shareholder from substituting nominees subsequent to submitting a timely notice of nomination under Washington companies’ bylaws.

Mr. Panos

May 9, 2019

Nevertheless, the Filing Persons have removed reference to any intention to vote proxies in favor of supporting any substitute candidate selected by Blue Lion.

Proposal 5 | Declassify the Board, page 16

6. Given that Item 19 requires the registrant to disclose “the general effect of such amendment,” and Instruction 2 thereto references anti-takeover and similar proposals, please disclose the general effect such an amendment, if approved, could have in the takeover context, o[r] advise.

In response to the Staff’s comment, the Filing Persons have revised the disclosure on page 16 of the Revised Preliminary Proxy Statement to clarify that a declassification of the Board could, subject to any restrictions imposed by Washington commercial bank laws, make a majority of the Board subject to change at any given annual meeting of shareholders.

What are “broker non-votes” and what effect do they have on the Proposals?, page 22

7. Please advise us of the legal basis upon which the participants have relied to conclude that brokers may be eligible to vote shares in the absence of instructions timely transmitted by beneficial owners. Alternatively, please revise to remove the implication that “broker non-votes” will still exist. See Item 21(b) of Schedule 14A.

The Filing Persons acknowledge the Staff’s comment and have revised the disclosure on pages 21 and 22 of the Revised Preliminary Proxy Statement regarding broker non-votes to state that broker non-votes will not count towards a quorum and towards votes cast at the meeting and therefore will not occur in this solicitation.

8. Please advise us of the legal basis upon which the participants have relied to conclude that banks and nominees other than brokers are unable to use discretionary authority to vote on non-routine matters. Please also advise us how a vote from a non-broker could still be considered a “broker non-vote” within the meaning of Item 21 of Schedule 14A.

The Filing Persons acknowledge the Staff’s comment and have revised the disclosure on pages 22 and 24 of the Revised Preliminary Proxy Statement to remove references to banks and nominees in the “What are “broker non-votes” and what effect do they have on the Proposals” subsection of the QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE ANNUAL MEETING section.

Where can I find additional information concerning HomeStreet?, page 23

9. Please revise to more explicitly refer to the specific line items within Schedule 14A that the participants have seemingly sought to satisfy by referencing HomeStreet’s proxy statement in reliance upon Rule 14a-5(c). At present, the disclosure only states that “[s]uch disclosure includes”, thereby implying that the participants are relying upon other of the registrant’s disclosures in order to satisfy their disclosure obligations within Schedule 14A.

Mr. Panos

May 9, 2019

In response to the Staff’s comment, the Filing Persons have revised “Where can I find additional information concerning HomeStreet?” section of the Revised Preliminary Proxy Statement to remove the word “includes” and to add certain other line items the Filing Persons believe may be responsive to the Staff’s requests for specific line items.

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Thank you for your attention to this matter. Should you have any questions or comments, or require any further information with respect to the foregoing, please do not hesitate to call me at (212) 756-2376.

Very truly yours,

/s/ Eleazer Klein

Eleazer Klein